UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                        Pentech International, Inc.
                       ----------------------------
                             (Name of Issuer)

                       Common Stock, $.01 par value
                       ----------------------------
                       (Title of Class of Securities

                                  709635
                       ----------------------------
                              (CUSIP Number)

                             Richard S. Kalin
        Kalin & Banner, 757 Third Avenue, New York, New York 10017
                              (212) 888-9010
                       -----------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 15, 1997
                       ----------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person had previously filed a statement 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(b)(3) or (4), check
the following box [    ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
Page 1 of 5; There is no Exhibit Index

                               SCHEDULE 13D

CUSIP No.   709635                       Page 2 of 5 pages

1.   Name of reporting person.
     S.S. or I.R.S. Identification No. of Above Person

         Richard S. Kalin - ###-##-####

2.   Check the appropriate box if a member of a group*.

         (a)  [    ]
         (b)  [    ]

3.   SEC use only.

4.   Source of funds:    PF (personal shares).

5.   Check box if disclosure of legal proceedings if required
     pursuant to items 2(d) or 2(e).   [   ]

6.   Citizenship or place of organization:   USA

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power:            345,025

8.   Shared voting power:          391,064

9.   Sole dispositive power:       345,025

10.  Shared dispositive power:     391,064

11.  Aggregate amount beneficially owned by each reporting
     person:  756,089

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*.   [    ]

13.  Percentage of class represented by amount in row (11):
     6%

14.  Type of reporting person*:   IN

*SEE INSTRUCTIONS BEFORE FILING OUT!  INCLUDE BOTH SIDES OF THE
COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

          Common Stock, par value $.01 per shares (the"Shares") of Pentech International, Inc., 195 Carter Drive, Edison, New
Jersey 08817 (the "Company").

Item 2. Identity and Background.

          (a) Name:  Richard S. Kalin ("Mr. Kalin")

          (b) Residence or business address:  757 Third Avenue,
New York, New York  10017

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Secretary and Director of the Company

           (d) Whether or not during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.: Not applicable

           (e) Whether or not during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: Not applicable

           (f) Citizenship:  USA.

Item 3.  Source and Amount of Funds or Other Consideration:

          Mr. Kalin acquired 300,000 Shares for $150,000 in
January 1997 with personal funds.

Item 4.  Purpose of Transaction:

          To report the acquisition of additional shares of Common Stock from the Company.

Item 5.  Interest in Securities of the Issuer:

         (a)  Aggregate number owned by reporting person:
756,089 Shares, which includes (a) options to acquire 25,000
Shares.



         (b)  Sole power to vote:       345,025 Shares
              Shared power to vote:     391,064 Shares
              Sole power to dispose:    345,025 Shares
              Shared power to dispose:   391,064 Shares

         (c) Acquisition of 300,000 Shares from the Company in
January 1997 for $150,000.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 10, 1997                   s/ Richard S. Kalin
                                             Richard S. Kalin


























ptk\13add.rsk





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